

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via Secure Email
Sandra Buffa
Chief Financial Officer
Natural Grocers by Vitamin Cottage, Inc.
12612 West Almeda Parkway
Lakewood, CO 80228

>   **Re: Natural Grocers by Vitamin Cottage, Inc.**
>   **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted May 31, 2012**
>   **CIK No. 0001547459**

Dear Ms. Buffa:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Our Markets, page 2

1. We note your response to comment 7 of our May 22, 2012 letter, which provides the average tenures of your store managers, 4 years, assistant managers, 3 years, and department managers, 3 years. In light of this information, please revise your disclosure on pages 3 and 73 to clarify that "long tenures" means average tenures of 3 to 4 years.

Growth Strategies, page 4

Expand our store base, page 4

2. We note your statements that you believe the entire U.S. market can support at least 1,100 Natural Grocers stores and the 12 states in which you currently operate or have signed leases can support over 180 additional Natural Grocers stores. Please clarify whether this means you believe that the total U.S. market opportunity is approximately 1,280 stores. In addition, please address what you believe your estimated rate of expansion might be for the foreseeable future or otherwise place in context your disclosure about the magnitude of your potential market for expansion. In this regard, we note your "Outlook" disclosure on page 49 that you plan to continue opening new stores and entering new markets. Please make conforming revisions to your prospectus as necessary.

Notes to Consolidated Financial Statements

Note 10. Split-Dollar Life Insurance Premiums and Note Receivable – Related Party, page F-18

3. Please tell us the terms of the spilt-dollar arrangement in detail and whether you recognize a liability for the estimated cost of maintaining the insurance policy or for the actuarial present value of the future death benefit. In doing so, please explain the facts and circumstances that support your accounting.

Long-Term Debt, page F-16

4. We note that your credit facility requires compliance with certain financial covenants and restricts your ability to declare and pay cash dividends as disclosed in your dividend policy on page 35. Please describe the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions. Refer to paragraph (1) of Rule 408(e) of Regulation S-X. Also, if restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year, please provide the disclosures required by paragraph (3) of Rule 4-08(e) of Regulation S-X.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director